Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

July 24, 2019

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Credit Opportunities Fund
File Numbers: 333- 231036; 811- 23440

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated May 23, 2019, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Municipal Credit Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter.

General

1.

Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant understands and acknowledges the comment.

Ms. Elisabeth Bentzinger

July 24, 2019

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with the registration statement.

Response: The Registrant has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement. However, as described in “Description of Shares and Debt – Senior Securities Representing Indebtedness – Inter-Fund Borrowing and Lending” in the prospectus, the SEC has granted to Nuveen Fund Advisors, LLC and certain funds advised by Nuveen Fund Advisors, LLC exemptive relief from Section 21 of the 1940 Act. This relief applies to the Fund, if the Fund elects to rely on such relief and comply with the terms and conditions thereof. It is currently anticipated that the Fund will rely on such relief and comply with the terms and conditions thereof.

3.

Comment: Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: No party other than the Fund’s sponsor or affiliates is providing the Fund’s initial (seed) capital. As noted in footnote 1 to the table provided in “Description of Shares and Debt – Common Shares,” Nuveen Fund Advisors, LLC, the Fund’s investment adviser, will purchase Common Shares of the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act and therefore will initially own 100% of the outstanding Common Shares.

4.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Registrant notes that FINRA has not completed its review of the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares; however, the Registrant confirms its understanding that FINRA will need to issue a “no objections” letter under FINRA Rule 5110 in connection with such arrangements prior to the Registration Statement being declared effective.

Registration Statement Cover Page

5.

Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: The Registrant confirms supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Ms. Elisabeth Bentzinger

July 24, 2019

PROSPECTUS

Cover Page

6.

Comment: The term “Municipal” is in the name of the Fund and, accordingly, the Fund has adopted a policy to invest at least 80% of its Assets in municipal securities, the interest on which is exempt from regular U.S. federal income tax. See Rule 35d-1(a)(4) under the Investment Company Act of 1940, as amended (“1940 Act”). Please clarify throughout the filing that this investment policy is fundamental under Section 8(b)(3) of the 1940 Act, and cannot be changed without shareholder approval per Section 13 of the 1940 Act. Id. Please also make this clear when discussing the Fund’s fundamental investment policies on page 31 of the prospectus and page 4 of the Statement of Additional Information (“SAI”), and remove the statement that this policy may be changed upon 60 days prior written notice to shareholders. Finally, please add this fundamental policy to the discussion on fundamental policies described on pages 8-9 of the SAI.

Response: The Registrant has revised the disclosure as noted to reflect that the Fund’s 80% policy is a fundamental policy and cannot be changed without shareholder approval.

7.

Comment: The cover page notes that the Fund will focus on, and may invest without limit in, “low- to medium-quality” municipal securities, i.e., those rated Baa/BBB or lower at the time of investment. Please revise this statement to make clear that low- to medium-quality municipal securities include below investment grade securities. Please make corresponding changes throughout the prospectus.

Response: The Registrant has revised the cover as follows:

Low- to medium-quality municipal securities include below investment grade securities (securities rated BB+/Ba1 or lower). Below investment grade securities are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest or dividends and repay principal, which implies higher price volatility and default risk than investment grade instruments of comparable terms and duration.

8.

Comment: When discussing the Fifteen-Year Term, please briefly describe what will happen on or before the Stated Termination Date if a tender offer is not conducted (i.e., the Fund will cease investment operations, retire or redeem its leverage facilities, liquidate its investment portfolio, and distribute all of its liquidated net assets to Common Shareholders of record). Please also state that the Fund’s investment policies are not designed to return to Common Shareholders their original net asset value (“NAV”) or purchase price.

Further, rather than stating that the Stated Termination Date is the first business day of the month that follows the fifteenth anniversary of the effective date of the Fund’s initial registration statement (absent any extension), please specify the actual termination date to avoid any investor confusion. Please make corresponding changes on page 5 of the prospectus.

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant notes that the actual termination date will be specified on the cover once the Registration Statement is declared effective. The Registrant further notes that it is anticipated that the Fund’s stated term will be changed to twelve years. In the interim, the Registrant has added the following language to the cover under “[Twelve]-Year Term”:

“In accordance with the Fund’s Declaration of Trust ~~(the “Declaration of Trust”)~~, the Fund intends to terminate on the first business day of the month that follows the [twelfth]~~fifteenth~~ anniversary of the effective date of the Fund’s initial registration statement, which is currently anticipated to be October 1, 203[1] (the “Stated Termination Date”). The Board of Trustees of the Fund (the “Board of Trustees”) may vote to extend the term of the Fund for up to two years ~~termination date in accordance with the terms set forth in the Declaration of Trust~~ (in the event of any such ~~date, including any~~ extension, the termination date shall be referred to as the “Extended ~~“Stated~~ Termination Date” and the later of the Stated Termination Date and the Extended Termination Date is referred to as the “Termination Date”). Furthermore, the Board of Trustees may determine to cause the Fund to conduct a tender offer to purchase up to 100% of the then outstanding Common Shares as of a date within the 6-18 months preceding the ~~Stated~~ Termination Date (an “Eligible Tender Offer”). If an Eligible Tender Offer is completed, the Board of Trustees may, in its sole discretion and without any action by the shareholders of the Fund, ~~eliminate the Stated Termination Date and cause~~ provide that the Fund ~~to~~ may continue without limitation of time, subject to the terms and conditions described herein. If an Eligible Tender Offer is not conducted, the Fund will, no later than the Termination Date, cease investment operations, retire or redeem its leverage facilities, liquidate its investment portfolio (to the extent possible) and, on or after the Termination Date, the Fund will distribute all of its liquidated net assets to common shareholders of record in one or more distributions. See “Prospectus Summary – [Twelve]~~Fifteen~~-Year Term; Eligible Tender Offer” and “Risks – Fund Level Risks – [Twelve]-Year Term and Tender Offer Risks.”

The Registrant notes that the fact that the Fund’s investment policies are not designed to return to Common Shareholders their original NAV or purchase price already is disclosed elsewhere in the Prospectus (see “Risks – Fund Level Risks – [Twelve]-Year Term and Tender Offer Risks”). The Registrant has added a cross-reference to this risk on the cover. The Registrant submits that the current disclosure sufficiently addresses this matter, and therefore respectfully declines to add any additional disclosure to the cover.

9.

Comment: In the leverage discussion, please disclose that the management fee is based on a percentage of Managed Assets, which include the assets acquired from the Funds’ use of leverage, and therefore the adviser and sub-adviser may have a conflict of interest in determining whether to use or increase leverage.

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant submits that this matter is sufficiently disclosed in the Registration Statement, and does not rise to the level of disclosure to be included on the cover. However, the Registrant has added to the cover a cross reference to the “Leverage” section, which contains this disclosure. The Leverage section includes detailed disclosure regarding the potential conflicts of interest faced by the Fund’s investment adviser and sub-adviser with respect to these matters, including the following on page 45 of the Prospectus:

“ . . . a decision to employ or increase leverage will have the effect, all other things being equal, of increasing Managed Assets and in turn Nuveen Fund Advisors’ and Nuveen Asset Management’s management fees. Thus, Nuveen Fund Advisors and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase leverage. Nuveen Fund Advisors and Nuveen Asset Management will seek to manage that potential conflict by recommending to the Fund’s Board of Trustees to leverage the Fund (or increase such leverage) only when ~~it~~ they determine~~s~~ that such action would be in the best interests of the Fund and its Common Shareholders, and by periodically reviewing with the Board of Trustees the Fund’s performance and the impact of the use of leverage on that performance.”

10.

Comment: Please expand the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 under the 1940 Act (e.g., explain that a shareholder can at any time elect to receive print reports in the future, and provide instructions describing how a shareholder may make that election).

Response: The Registrant has expanded the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 of the 1940 Act as follows:

“Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will not be sent by mail, unless you specifically request paper copies of the shareholder reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, shareholder reports will be available on the Fund’s website at http://www.nuveen.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report. Shareholders may at any time elect to receive paper copies of the shareholder reports without charge by contacting your financial intermediary or by contacting the Fund by calling (800) 257-8787 or by writing to 333 West Wacker Drive, Chicago, Illinois 60606.”

Prospectus Summary – Who May Want to Invest, pages [1-2]

11.	Comment: Please disclose as an additional bullet point that the Fund may be appropriate for investors who are seeking a 15-year term.

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant submits that this disclosure is not appropriate for this type of fund and could be misleading to investors. Although the suggested disclosure has been included in Nuveen target term fund prospectuses, this fund is different. The Registrant believes that the Fund may not be appropriate for investors seeking a 12-year term and respectfully declines to add this disclosure because:

•

subject to the Eligible Tender Offer provision, the Board of Trustees, may, in its sole discretion and without any action by the shareholders of the Fund, provide that the Fund may continue without limitation of time, thus making the requested disclosure for investors looking for a definite 12-year term inappropriate,

•

the length of the Registrant’s term is much longer (12 years) compared to Nuveen target term funds (3, 5 or 7 years) and the Registrant’s limited term itself is subject to the Eligible Tender Offer provision described below, and

•

unlike a target term fund with a specified termination date and investment policies that limit the maturity of investments the fund may make to a specific maturity “window,” the Registrant’s expected portfolio will have different maturity and duration characteristics and thus a different risk profile, compared to such a target term fund.

Portfolio Contents, pages [2-3]

12.	Comment: Please define “effective leverage.”

Response: The Registrant has removed all references to “effective leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Prospectus Summary – Fifteen-Year Term; Eligible Tender Offer, pages [5-8]

13.

Comment: We note your statement that tendering shareholders will receive an amount of consideration equal to NAV as of a date following the expiration date of the Eligible Tender Offer. We also note your statement that an Eligible Tender Offer would be made in accordance with Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934. Schedule TO requires an offeror to disclose the amount of consideration in the tender offer materials, and Rule 13e-4(f)(2) and Rule 14e-1(b) require a tender offer to remain open for ten business days following a change in consideration. Please tell us how setting the amount of consideration after expiration of the Eligible Tender Offer is in accordance with these rules.

Response: The Registrant has revised the “[Twelve]-Year Term; Eligible Tender Offer” disclosure and has made the corresponding changes to the rest of the Prospectus as follows:

“Eligible Tender Offer. The Declaration of Trust provides that an eligible tender offer (an “Eligible Tender Offer”) is a tender offer by the Fund to purchase up to 100% of the then-outstanding Common Shares as of a date within the 6-18 months preceding the ~~Stated~~ Termination Date. ~~It is~~

Ms. Elisabeth Bentzinger

July 24, 2019

~~anticipated that s~~Shareholders who properly tender Common Shares in the Eligible Tender Offer will receive a purchase price equal to the net asset value (“NAV”) per share ~~as of a date following the expiration date of the Eligible Tender Offer and prior to the payment date.~~ on the expiration date of the Eligible Tender Offer. In an Eligible Tender Offer, the Fund will offer to purchase all outstanding Common Shares held by each Common Shareholder. At the time of the Eligible Tender Offer, the Fund’s Board of Trustees will determine the minimum net assets the Fund must retain following the Eligible Tender Offer to ensure the Fund’s continued viability (the “Termination Threshold”). The Termination Threshold will be based on prevailing market conditions at the time of the Eligible Tender Offer.”

Prospectus Summary – Leverage, pages [8-9]

14.

Comment: The prospectus states that the Fund’s investment policies are not designed to return to Common Shareholders their original NAV or purchase price. If that is true, please revise the statement that the adviser may increase or decrease the amount of leverage based on, among other things, the remaining time until the Fund’s Stated Termination Date. Please make any corresponding changes to the disclosure on pages 12 and 46 discussing Leverage Risk.

Response: The Registrant believes that, despite the fact that the Fund’s investment policies are not designed to return to Common Shareholders their original NAV, the Fund expects to manage its leverage with a view to the potential termination of the Fund on the Termination Date. Therefore, when determining whether to increase or decrease leverage the Registrant will consider the time until its Termination Date. For example, the likelihood of the Registrant’s ability to recoup the costs of issuing Preferred Shares decreases as the Termination Date nears, and, therefore, the Registrant would be less likely to increase its leverage through the use of Preferred Shares based on the time remaining until the Termination Date. Similarly, as the Termination Date approaches, the Registrant would be more inclined to reduce leverage as a means of appropriately managing liquidity and risk. Due to the reasons stated above, the Registrant respectfully declines to revise the disclosure.

Distributions, pages [9-10]

15.

Comment: The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time, subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders. Please indicate in the disclosure whether any such change would be made following notice to Common Shareholders. Please make corresponding changes elsewhere in the prospectus.

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant has amended the last paragraph of the “Distributions” section in the Prospectus Summary and throughout the registration statement as follows:

“The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time upon notice to Common Shareholders, upon a determination ~~subject to a finding~~ by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.”

Prospectus Summary – Special Risk Considerations, pages [12-24]

16.

Comment: Please provide the principal risk disclosure in order of relevance regarding how the Fund invests (e.g., risks relating to investments in municipal securities should be prioritized over investment and market risk). See Dalia Blass Keynote Address – ICI Securities Law Developments Conference on Oct. 25, 2018, https://www.sec.gov/news/speech/speech- blass-102518.

Response: The Registrant has revised the principal risk disclosure in order of relevance regarding how the Fund invests. Specifically, the risk sub-sections are now ordered as follows:

•	Portfolio Level Risks

•	Fund Level Risks

•	Other Risks

In addition, the Registrant has prioritized risks relating to investments in municipal securities within the “Portfolio Level Risks” sub-section.

17.

Comment: Please update the cross-reference “Security Level Risks” to “Portfolio Level Risks,” and the cross-reference “Municipal Securities Risk” to “Municipal Securities Market Risk,” throughout the prospectus.

Response: The Registrant has updated the cross-references throughout the Prospectus and Statement of Additional Information pursuant to the above comment.

18.

Comment: Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which the Fund may principally invest (e.g., financial futures contracts, options on financial futures, and options on swap contracts).

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant has revised the “Derivatives Risk, Including the Risk of Swaps” section as follows:

“Derivatives Risk~~, including the Risk of Swaps~~. The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. If the Fund enters into a derivative transaction, it could lose more than the principal amount invested.

The risks associated with derivatives transactions include (i) the imperfect correlation between the value of such instruments and the underlying assets, (ii) the possible default of the counterparty to the transaction, (iii) illiquidity of the derivative instruments, and (iv) high volatility losses caused by unanticipated market movements, which are potentially unlimited. Although both over-the-counter (“OTC”) and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting the Fund to the potential of greater losses.

Whether the Fund’s use of derivatives is successful will depend on, among other things, Nuveen Fund Advisors and Nuveen Asset Management correctly forecasting market circumstances, liquidity, market values, interest rates and other applicable factors. If Nuveen Fund Advisors and Nuveen Asset Management incorrectly forecast these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, there can be no assurance that the derivatives investing techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the Fund’s investment objectives. The use of derivatives to enhance returns may be particularly speculative.

The Fund may enter into various types of derivatives transactions, including financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts and other derivative instruments consistent with the Fund’s investment objective and policies. ~~The Fund may enter into debt-related derivative instruments, including interest rate swaps, as well as other types of derivatives. Like most derivative instruments,~~ tThe use of ~~swaps~~ derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary

Ms. Elisabeth Bentzinger

July 24, 2019

portfolio securities transactions. In addition, the use of ~~swaps~~ derivatives requires an understanding by Nuveen Fund Advisors and Nuveen Asset Management of not only the referenced asset, rate or index, but also of the ~~swap~~ derivative itself. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market, including the Securities and Exchange Commission’s (“SEC”) proposed rules on the use of derivatives by registered investment companies, could adversely affect the Fund’s ability to successfully use derivative instruments. See “Risks – Portfolio Level Risks – Derivatives Risk,” “– Counterparty Risk,” “– Hedging Risk,” “– Tax Risk,” and the SAI. Some derivatives involve specific risks. See “Risks – Portfolio Level Risks – Risk of Swaps and Swap Options” and “– Risk of Financial Futures and Options Transactions.”

Furthermore, in the “Risks” section, the Registrant has added the following risk disclosure under “Risks – Portfolio Level Risks”:

“Risk of Swaps and Swap Options

The Fund may enter into debt-related derivatives instruments including credit default swap contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by Nuveen Asset Management not only of the referenced asset, rate or index, but also of the swap itself. If Nuveen Fund Advisors and/or Nuveen Asset Management is incorrect in its forecasts of default risks, market spreads or other applicable factors or events, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. As the protection seller in a credit default swap, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap.

The Fund generally may only close out a swap, cap, floor, collar or other two-party contract with its particular counterparty, and generally may only transfer a position with the consent of that counterparty. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered illiquid. In addition, the price at which the Fund may close out such a two-party contract may not correlate with the price change in the underlying reference asset. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will succeed in enforcing its rights.

Ms. Elisabeth Bentzinger

July 24, 2019

The Fund may write (sell) and purchase put and call swap options. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swap option, upon exercise of the option the Fund would become obligated according to the terms of the underlying agreement.

It is possible that developments in the derivatives market, including changes in government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Risk of Financial Futures and Options Transactions

The Fund may use certain transactions for hedging the portfolio’s exposure to credit risk and the risk of increases in interest rates, which could result in poorer overall performance for the Fund. The Fund’s use of certain transactions to reduce risk involves costs and will be subject to Nuveen Asset Management’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings or other factors. No assurance can be given that Nuveen Asset Management’s judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so.

There are certain risks associated with the use of financial futures and options to hedge investment portfolios. There may be an imperfect correlation between price movements of the futures and options and price movements of the portfolio securities being hedged. Losses may be incurred in hedging transactions, which could reduce the portfolio gains that might have been realized if the hedging transactions had not been entered into. If the Fund engages in futures transactions or in the writing of options on futures, it will be required to maintain initial margin and maintenance margin and may be required to make daily variation margin payments in accordance with applicable rules of the exchanges and the CFTC. If the Fund purchases a financial futures contract or a call option or writes a put option in order to hedge the anticipated purchase of municipal securities, and if the Fund fails to complete the anticipated purchase transaction, the Fund may have a loss or a gain on the futures or options transaction that will not be offset by price movements in the municipal securities that were the subject of the anticipatory hedge. The cost of put options on debt securities or indexes effectively increases the cost of the securities subject to them, thereby reducing the yield otherwise available from these securities. If the Fund decides to use futures contracts or options on futures contracts for hedging purposes, the Fund will be

Ms. Elisabeth Bentzinger

July 24, 2019

required to establish an account for such purposes with one or more CFTC-registered futures commission merchants. A futures commission merchant could establish initial and maintenance margin requirements for the Fund that are greater than those which would otherwise apply to the Fund under applicable rules of the exchanges and the CFTC. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a derivatives or futures or a futures option position, and the Fund would remain obligated to meet margin requirements until the position is closed. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.”

19.

Comment: Please update the Recent Market Conditions risk disclosure (e.g., the Federal Reserve’s end to quantitative easing, ongoing support of financial markets by the United States government and the Federal Reserve, etc.).

Response: The Registrant has updated the Recent Market Conditions risk disclosure in the prospectus summary (and made conforming changes to the risk disclosure in the prospectus) as follows:

Recent Market Conditions. Since the financial crisis that started in 2008, the United States and many foreign economies continue to experience its after-effects. Conditions in the United States and many foreign economies have resulted, and may continue to result, in certain instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit, and have made it more difficult for some borrowers to obtain financing on attractive terms, if at all. In some cases, traditional market participants have been less willing to make a market in some types of debt instruments, which has affected the liquidity of those instruments. During times of market turmoil, investors tend to look to the safety of securities issued or backed by the U.S. Treasury, causing the prices of these securities to rise and the yields to decline. Reduced liquidity in fixed

Ms. Elisabeth Bentzinger

July 24, 2019

income and credit markets may negatively affect many issuers worldwide. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time.

In response to the financial crisis, the United States and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. Policy and legislative changes by the United States government and the Federal Reserve to assist in the ongoing support of financial markets, both domestically and in other countries, are changing many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. In some countries where economic conditions are recovering, such countries are nevertheless perceived as still fragile. Withdrawal of government support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding, could adversely impact the value and liquidity of certain securities. The severity or duration of adverse economic conditions may also be affected by policy changes made by governments or quasi-governmental organizations, including changes in tax laws and the imposition of trade barriers. The impact of new financial regulation legislation on the markets and the practical implications for market participants may not be fully known for some time. Changes to the Federal Reserve policy, including with respect to certain interest rates and the decision to begin tapering its quantitative easing policy, may affect the value, volatility and liquidity of dividend and interest paying securities. Markets may react strongly to expectations about the changes in these policies, which could increase volatility, especially if the markets’ expectations for changes in government policies are not borne out.

Changes in market conditions will not have the same impact on all types of securities. Interest rates have been unusually low in recent years in the United States and abroad but there is consensus that interest rates will continue to increase during the life of the Fund, which could negatively impact the price of debt securities. Because there is little precedent for this situation, it is difficult to predict the impact of a significant rate increase on various markets. In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be

Ms. Elisabeth Bentzinger

July 24, 2019

difficult to reverse. The precise details and the resulting impact of the United Kingdom’s vote to leave the European Union (“EU”), commonly referred to as “Brexit,” are not yet known. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU and other major economies following its exit, which are matters to be negotiated. The outcomes may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Additionally, a number of countries in Europe have suffered terror attacks, and additional attacks may occur in the future. Ukraine has experienced ongoing military conflict; this conflict may expand and military attacks could occur elsewhere in Europe. Europe has also been struggling with mass migration from the Middle East and Africa. The ultimate effects of these events and other socio-political or geographical issues are not known but could profoundly affect global economies and markets.

The impact of these developments in the near- and long-term is unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.

20.

Comment: Please provide risk disclosure on how the transition from the London Interbank Offered Rate (“LIBOR”) could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: As a municipal bond fund, the Registrant does not expect to invest a material portion of its assets in securities with floating rates based on LIBOR. Furthermore, the provisions of any leverage facility used by the Registrant will address the replacement of LIBOR with another appropriate index rate if necessary. Therefore, the Registrant does not anticipate that the transition from LIBOR would have any material impact on the Registrant or the Registrant’s investments.

Summary of Fund Expenses, pages [25-26]

21.	Comment: Please confirm that the “Offering Expenses Borne by You” line item includes all expenses associated with the offering of Preferred Shares.

Response: “Offering Expenses Borne by You” would reflect only offering costs associated with an offering of Common Shares. Since Nuveen Fund Advisors is bearing all of the offering costs associated with this offering of Common Shares, as disclosed in footnote (2) to the expense table, this amount is “None.” Under U.S. generally accepted accounting principles, offering costs incurred in connection with the issuance of Preferred

Ms. Elisabeth Bentzinger

July 24, 2019

Shares would be capitalized and amortized over the term or life of the Preferred Shares. As a result, the current portion of this amortization expense will be reflected in “Fees on Preferred Shares and Interest and Related Expenses from Inverse Floaters” in the “Annual Expenses” section of the “Summary of Fund Expenses.”]

The Fund’s Investments – Investment Policies, pages [29-30]

22.	Comment: Please describe any criteria as to maturity or duration that the Fund might use with respect to its investments in municipal securities.

Response: The Registrant does not use any specific criteria as to maturity or duration with respect to its investments in municipal securities. The Registrant may increase or decrease the maturity and/or duration of such investments due to changes in market conditions.

Portfolio Composition and Other Information – Municipal Securities, pages [33-37]

23.

Comment: The municipal securities in which the Fund will invest are generally issued by states, cities, and local authorities and certain possessions and territories of the United States, such as Puerto Rico and Guam. If the Fund will have significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: The Registrant does not currently anticipate having significant exposure to Puerto Rico debt; however, the Fund may in the future have significant exposure to Puerto Rico debt. Therefore, the following risk disclosure has been added to the “Risks – Portfolio Level Risks” section and a cross-reference to this risk has been added to the “Portfolio Composition and Other Information – Municipal Securities” section:

“Puerto Rico Municipal Securities Market Risk

To the extent that the Fund invests a significant portion of its assets in the securities issued by the Commonwealth of Puerto Rico or its political subdivisions, agencies, instrumentalities, or public corporations (collectively referred to in this prospectus as “Puerto Rico” or the “Commonwealth”), it will be disproportionally affected by political, social and economic conditions and developments in the Commonwealth. In addition, economic, political or regulatory changes in that territory could adversely affect the value of the Fund’s investment portfolio.

Puerto Rico currently is experiencing significant fiscal and economic challenges, including substantial debt service obligations, high levels of unemployment, underfunded public retirement systems, and persistent

Ms. Elisabeth Bentzinger

July 24, 2019

government budget deficits. These challenges may negatively affect the value of the Fund’s investments in Puerto Rican municipal securities. Major ratings agencies have downgraded the general obligation debt of Puerto Rico to below investment grade and continue to maintain a negative outlook for this debt, which increases the likelihood that the rating will be lowered further. In both August 2015 and January 2016, Puerto Rico defaulted on its debt by failing to make full payment due on its outstanding bonds, and there can be no assurance that Puerto Rico will be able to satisfy its future debt obligations. Further downgrades or defaults may place additional strain on the Puerto Rico economy and may negatively affect the value, liquidity, and volatility of the Fund’s investments in Puerto Rican municipal securities. Legislation, including legislation that would allow Puerto Rico to restructure its municipal debt obligations, thus increasing the risk that Puerto Rico may never pay off municipal indebtedness, or may pay only a small fraction of the amount owed, could also impact the value of the Fund’s investments in Puerto Rican municipal securities.

These challenges and uncertainties have been exacerbated by Hurricane Maria and the resulting natural disaster in Puerto Rico. In September 2017, Hurricane Maria struck Puerto Rico, causing major damage across the Commonwealth, including damage to its water, power, and telecommunications infrastructure. The length of time needed to rebuild Puerto Rico’s infrastructure is unclear, but could amount to years, during which the Commonwealth is likely to be in an uncertain economic state. The full extent of the natural disaster’s impact on Puerto Rico’s economy and foreign investment in Puerto Rico is difficult to estimate.

Puerto Rico’s political and economic conditions could have a negative impact on the liquidity or value of Puerto Rican municipal securities, and consequently may affect the Fund’s investments and its performance if the Fund invests a significant portion of its assets in Puerto Rican municipal securities.”

Portfolio Composition and Other Information – Derivatives – Risks Associated with Swap Transactions, page [40]

24.	Comment: Please define “economic leverage.”

Response: The Registrant has removed all references to “economic leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Portfolio Composition and Other Information – Asset Segregation, pages [41-42]

Ms. Elisabeth Bentzinger

July 24, 2019

25.

Comment: Please disclose that if the Fund sells or writes credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Response: The Registrant has added the following language to the “Portfolio Composition and Other Information – Derivatives – Credit Default Swaps”:

“If the Fund sells or writes credit default swaps, the Fund will segregate the full notional amount of the payment obligation under the credit default swap that must be paid upon the occurrence of a credit event. See “Asset Segregation” below.”

Leverage, pages [42-45]

26.

Comment: The third paragraph on page 44 states that “senior securities representing indebtedness” include other derivative investments or transactions to the extent the Fund has not fully covered, segregated, or earmarked cash or liquid assets having a market value at least equal to its future obligation under such instruments. Please revise this statement as coverage requirements can vary (e.g., notional value rather than market value) depending on the derivative instrument.

Response: The Registrant has revised this paragraph as set forth below:

“Under the 1940 Act, the Fund is not permitted to issue “senior securities representing indebtedness” if, immediately after the issuance of such senior securities representing indebtedness, the asset coverage ratio with respect to such senior securities would be less than 300%. “Senior securities representing indebtedness” include borrowings (including loans from financial institutions) and debt securities. “Senior securities representing indebtedness” also include other derivative investments or transactions, such as reverse repurchase agreements, to the extent the Fund has not fully covered, segregated or earmarked cash or liquid assets ~~having a market value at least equal to its future obligation under such instruments~~ in accordance with the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff. With respect to any such senior securities representing debt, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund.”

Ms. Elisabeth Bentzinger

July 24, 2019

Risks – Fund Level Risks – Market Discount from Net Asset Value and Expected Reductions in Net Asset Value, page [46]

27.

Comment: The Fund does not impose a sales load. Accordingly, please revise the disclosure that states that the Fund’s proceeds will be reduced by 1.25%, which represents the amount of the sales load as a percentage of the offering price, and that the Fund’s NAV will be equal to $9.875.

Similarly, please revise the statement that the Fund’s NAV will be further reduced by the amount of offering expenses paid by the Fund, as the Fund’s adviser has agreed to pay the Fund’s offering costs.

Response: The Registrant has revised the disclosure to address this comment.

Risks – Portfolio Level Risks – Defaulted and Distressed Securities Risk, page [52]

28.

Comment: As a principal investment policy, the Fund may invest up to 10% in defaulted securities or in the securities of an issuer that is in bankruptcy or insolvency proceedings. Please reconcile this with the risk disclosure stating that the Fund may not invest in any securities of an issuer that is in default or that is in bankruptcy or insolvency proceedings.

Response: The Registrant has revised “Defaulted and Distressed Securities Risk” as follows:

“The Fund may ~~not~~ invest in any securities of an issuer that is in default or that is in bankruptcy or insolvency proceedings. In addition ~~However~~, the Fund may hold investments that at the time of purchase are not in default or involved in bankruptcy or insolvency proceedings, but may later become so.”

Risks – Other Investment Companies Risk, page [61]

29.

Comment: The Other Investment Companies Risk discussion explains that the Fund may be indirectly exposed to leverage when investing in other investment companies. Please also disclose other risks relating to investing in other investment companies, including exchange-traded funds (“ETFs”) (e.g., the Fund bears a pro rata portion of the expenses of underlying funds, including advisory fees, which are in addition to the Fund’s direct expenses; an ETF that is based on a specific index may not be able to replicate and maintain the index composition; ETFs incur certain expenses not incurred by the index; the market value of ETFs and closed-end funds may differ from their net asset value; etc.).

Response: The Registrant has revised “Other Investment Companies Risk” as follows:

“The Fund may invest in the securities of other investment companies. Such securities may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities and therefore

Ms. Elisabeth Bentzinger

July 24, 2019

magnify the Fund’s leverage risk. Utilization of leverage is a speculative investment technique and involves certain risks. An investment in securities of other investment companies that are leveraged may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Common Shares) will be diminished. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations. An exchange-traded fund (“ETF”) that is based on a specific index, whether stock or otherwise, may not be able to replicate and maintain exactly the composition and relative weighting of securities in the index. An ETF also incurs certain expenses not incurred by its applicable index. The market value of shares of ETFs and closed-end funds may differ from their NAV.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies – Other Policies, page [4]

30.

Comment: Please remove the statement regarding the Fund’s policy of investing at least 80% of its Assets in securities that are rated below investment grade, as this is not an investment policy of the Fund.

Response: The Registrant has revised this statement as follows to conform to the Fund’s investment policy:

“However, the Fund’s policy of investing at least 80% of its Assets in municipal securities, the income on which is exempt from regular U.S. federal income tax, ~~that at the time of investment, are rated below investment grade may only be changed by the Fund’s Board of Trustees following the provision of 60 days’ prior written notice to shareholders~~ is a fundamental policy. The Fund cannot change its fundamental policies without the approval of the holders of a “majority of the outstanding” Common Shares.”

Investment Restrictions, pages [8-9]

31.

Comment: Page 9 of the SAI states that for the purpose of applying the Fund’s concentration policy, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project (emphasis added). Please revise this statement to make clear that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

Ms. Elisabeth Bentzinger

July 24, 2019

Response: The Registrant has revised the second paragraph under this section as follows:

“For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such limitation will apply to tax-exempt municipal securities if the payment of principal and interest for such securities is derived principally from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project. In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.”

Portfolio Composition and Other Information – Municipal Securities, pages [10-11]

32.	Comment: In the first paragraph, please define “financial leverage.”

Response: The Registrant has removed all references to “financial leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Portfolio Composition and Other Information – Hedging Strategies and Other uses of Derivatives – Swap Transactions, page [12]

33.

Comment: The SAI states that the Fund’s obligation under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by the adviser. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by “accrued,” as the coverage amount should be the full amount of unpaid past and future payment obligations. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: The Registrant believes that the Fund’s asset coverage policies are reasonable and consistent with the principles underlying prior guidance from the SEC and its Staff with respect to Section 18 of the 1940 Act. For a fund to resolve senior security concerns arising under Section 18 and thus “assure the availability of adequate funds to meet the obligations arising from such activities,”1 the SEC and its Staff have made clear that the

[1]	Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

Ms. Elisabeth Bentzinger

July 24, 2019

fund must either (i) segregate assets or (ii) enter into offsetting transactions2. The Registrant notes that, to its knowledge, neither the SEC nor its Staff has issued guidance prescribing a specific approach for addressing senior security issues raised by credit default swaps. With respect to senior security issues more generally, the SEC acknowledged in its Derivatives Rule Proposal that industry senior security practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance. However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.3

As a seller of protection in a credit default swap, depending on the terms of the contract, if the specified credit event occurs, the Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract (less any accrued but unpaid amount owed to the Fund) and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The Registrant’s current policy with respect to credit default swaps requires it to segregate the full notional amount of the payment obligation under a credit default swap that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its policy and disclosure regarding its senior security practices for credit default swaps are consistent with the 1940 Act and relevant SEC and Staff guidance.

Without agreeing with the Staff’s position set forth in the comment above, the Registrant has revised the noted disclosure as follows:

“Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

[2]

See Release 10666, supra note 1; Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972); Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987); Mutual Funds and Derivative Instruments, Division of Investment Management Memorandum transmitted by Chairman Levitt to Representatives Markey and Fields (Sept. 26, 1994); Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).

[3]

See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

Ms. Elisabeth Bentzinger

July 24, 2019

The Fund may enter into swap transactions for any purpose consistent with its investment objectives and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.

Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, e.g., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange. ~~The Fund’s current obligations under a net swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by Nuveen Asset Management~~. See “– Segregation of Assets” below.”

The Registrant notes that it is undertaking to make these changes solely for the purpose of having the Registration Statement declared effective. The revised disclosure will be observed by the Fund. The Registrant reserves the right to modify this disclosure and related practices to the extent consistent with future SEC and/or Staff positions. The Registrant notes that both the release proposing Rule 18f-4 and Rule 18f-4 itself would permit a fund, for purposes of the rule’s exposure limits, to net directly offsetting derivatives that are the same type of instrument and have the same underlying reference asset, maturity and material other terms even if those transactions are entered into with different counterparties and without regard to whether those transactions are subject to a netting agreement. Finally, the Registrant notes that other funds have recently disclosed the ability to use offsetting transactions in connection with credit default swaps.4

[4]

See, e.g., PIMCO Income Strategy Fund II (File Nos. 333-226215 and 811-21601, Prospectus Supplement dated September 7, 2018) and PIMCO Flexible Municipal Income Fund (File Nos. 333-221829 and 811-23314, Prospectus dated July 19, 2018) (“The Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets” with a value at least equal to the full notional amount of the Fund’s obligation under the swap.”); Eaton Vance Senior Floating Rate Trust (File Nos. 333-207589 and 811-21411, Statement of Additional Information dated February 27, 2018) (“The Trust’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Trust).”); FundVantage Trust (File Nos. 333-141120 and 811-22027, Statement of Additional Information dated September 1, 2018) (“A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer or the seller, if a Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked- to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).”); Mercer Funds (File Nos. 333-123467 and 811-21732, Statement of Additional Information dated July 31, 2018) (“A Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps (or other swaps, to the extent applicable) in which a Fund is the seller, the Fund will identify Segregated Assets determined to be liquid by the Advisor and/or Subadvisor in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”).

Ms. Elisabeth Bentzinger

July 24, 2019

Portfolio Composition and Other Information – Other Investment Companies, page [17]

34.

Comment: The last sentence of the first paragraph states that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy. Please include this disclosure when discussing the Fund’s concentration policy in the Investment Restrictions section of the SAI.

Response: The Registrant has revised the seventh paragraph under the “Investment Restrictions” section as follows:

“Under the 1940 Act, the Fund may invest only up to 10% of its total assets in the aggregate in shares of other investment companies and only up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Fund will bear its ratable share of that investment company’s expenses, and will also remain subject to payment of the Fund’s management, advisory and administrative fees with respect to assets so invested. Holders of Common Shares would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. Moreover, the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.”

Tax Matters – Sale, Exchange or Liquidation of Fund Shares, page [54]

Ms. Elisabeth Bentzinger

July 24, 2019

35.

Comment: As noted in the prospectus, the Fund’s investment policies are not designed to return to Common Shareholders their original NAV or purchase price. Accordingly, please revise the disclosure in the second paragraph stating that the Fund currently intends to set aside and retain in its net assets a portion of its net investment income in seeking to achieve its investment objective to return Original NAV to shareholders upon termination.

Response: The Registrant has removed the second paragraph in the “Sale, Exchange or Liquidation of Fund Shares” section in order to align with the Fund’s investment policies.

PART C

36.

Comment: Please confirm supplementally that the Fund will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”) the final versions of the agreements filed as “form of” exhibits to the registration statement.

Response: Confirmed.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

D. Wohl